

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2019

Robert Coffin, Ph.D.
President and Chief Executive Officer
Replimune Group, Inc.
18 Commerce Way
Woburn, MA 01801

   Re: Replimune Group, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed July 29, 2019
     File No. 001-38596

Dear Dr. Coffin:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Healthcare & Insurance

cc: Benjamin J. Stein, Esq.